

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 10, 2008

Via U.S. Mail

Mr. Robert E. Swanson, Chief Executive Officer
Ridgewood Energy V Fund LLC
Ridgewood Energy W Fund LLC
1314 King Street
Wilmington, Delaware 19801

> **Re: Ridgewood Energy V Fund LLC**
> **Amendment No. 1 to Form 10**
> **Filed June 18, 2008**
> **File No. 0-53178**
>
> **Ridgewood Energy W Fund LLC**
> **Amendment No. 1 to Form 10**
> **Filed June 18, 2008**
> **File No. 0-53177**

Dear Mr. Swanson:

　　We have reviewed your response letter dated June 18, 2008, and the amended filings, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10 filed June 18, 2008

General

1.   The following comments applied to both of the above-referenced registration statements unless otherwise specified.

2.   Please briefly explain in an appropriate section of the filing the relationship among Ridgewood Energy Corporation, Ridgewood Capital Management LLC, and Ridgewood Renewable Power LLC. We note your reference to the last two entities in the diagrams you provided.

Business

Overview

3.   Please specify whether you engaged independent engineers to review the Operators' reserve analyses for each of the working interests you own. If no third party engineers have been engaged to date for any of the current projects, revise to specifically state this fact.

Manager

4.   We note your response to prior comment 9 and reissue the comment. Although you provide portions of the disclosure requested throughout the filing, it would facilitate the readers' understanding of your specific obligations to the Manager and the aggregate amount paid to date by disclosing in this section the total dollar amount of all the fees paid to the Manager since inception. As such, we reissue our prior comment.

Business Strategy

5.   We note your response to prior comment 12 and reissue the comment in part. It does not appear that you addressed the comment fully. Given that the highest working interest percentage you acquired to date was with respect to the unsuccessful Eugene Island project, please discuss the Fund's success rate in this section or advise us as to why you do not think this is necessary.

Conflicts of Interest

6.   Please revise to generally describe the material aspects of any guidelines and procedures that influence and direct the Manager's behavior when confronting conflicts.

Directors and Executive Officers

7.   We note your response to prior comment 20. The responsive disclosure does not appear to address the comment. You note that the "Officer since" column indicates when the officers initiated their services to the funds. This does not appear correct given that the Funds were formed in 2006. Please revise to clarify the respective dates of service of each executive officer to (i) the Manager and (ii) the Fund.

Note 2 Summary of Significant Accounting Policies

Cash and Cash Equivalents

8.   Please confirm, if true, that cash and cash equivalents does not include amounts held on deposit that you have designated as salvage funds.

Investments in Marketable Securities

9.   We note your disclosure that at December 31, 2007 and March 31, 2008 the Funds had held-to-maturity investments, inclusive of the salvage funds. Please reconcile the total amounts disclosed to the amounts classified as short term and long term assets on your balance sheet. Please also explain how you determined which held-to-maturity investments were designated for the salvage fund.

Salvage Fund

10.   Clarify what you mean by your statement that, "There are no legal restrictions on withdrawals from the salvage fund."

Note 4. Unproved Properties - Capitalized Exploratory Well Costs, page F-9

11.   We note a line item within the table titled "Additions to capitalized exploratory well costs pending the determination of proved reserves". Please reconcile the amounts presented for all periods to your disclosure of related items in your statements of cash flows.

We also note a line item titled "Capitalized exploratory well costs charged to dry-hole costs", and that for all periods presented, you report nil. However, immediately below the first table, you present another table that discloses the amount of dry-hole costs incurred for each period. Please tell us and clarify in your disclosure the difference between dry-hole costs presented in the first and second table.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Mark Wojciechowski at (202) 551-3759 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Direct your questions regarding any engineering matters to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Wojciechowski
        J. Davis
        R. Winfrey
        M. C. Duru
        C. Moncada-Terry